Exhibit 4.3

RADIAN GROUP INC.

PERFORMANCE-BASED RESTRICTED STOCK UNIT GRANT

(LTI BOOK VALUE WITH RELATIVE TSR MODIFIER)

INDUCEMENT GRANT

TERMS AND CONDITIONS

These Terms and Conditions (“Terms and Conditions”) are part of the Performance-Based Restricted Stock Unit Inducement Grant made as of June 1, 2026 (the “Grant Date”), by Radian Group Inc., a Delaware corporation (the “Company”), to Michael Weinbach, an employee of the Company (the “Grantee”).

RECITALS

WHEREAS, pursuant to the terms of the Employment Agreement, dated May 21, 2026, between the Company and the Grantee (the “Employment Agreement”), and as a material inducement for the Grantee to enter into employment with the Company, the Company agreed to provide for the grant of restricted stock units to the Grantee on the terms and subject to the conditions set forth herein;

WHEREAS, the grant of the restricted stock units provided for herein is intended to constitute an “employment inducement” award under New York Stock Exchange Listed Company Manual Section 303A.08, and is being issued under the Radian Group Inc. 2026 Inducement Grant Equity Plan (the “Inducement Plan”); and

WHEREAS, the applicable provisions of the Inducement Plan are incorporated into these Terms and Conditions by reference, including the definitions of the capitalized terms contained in the Inducement Plan (unless such terms are otherwise defined herein).

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

1.	Grant of Performance-Based Restricted Stock Units.

In accordance with the employment inducement award exemption to the stockholder approval requirements under New York Stock Exchange Listed Company Manual Section 303A.08, or any successor provision, the Company hereby awards to the Grantee [___] Restricted Stock Units (hereinafter, the “Target Award”), subject to the vesting and other conditions of these Terms and Conditions. Payment of the Restricted Stock Units will be based on performance against the metrics set forth in Schedule A (the “LTI Performance”) and, except as otherwise provided herein, continued employment. The Company shall promptly file with the Securities and Exchange Commission a registration statement on Form S-8 registering the offer and issuance of shares of Common Stock represented by the Restricted Stock Units.

The Grantee acknowledges that that the grant of the Restricted Stock Units hereunder satisfies in full the Company’s obligation to provide the Grantee [a 2026 annual grant] // [a sign-on grant] of performance-based restricted stock units as a material inducement for the Grantee to join the Company, as described in [Sections 2(d)(2)(i) and 2(d)(iii)] // [Sections 2(d)(ii) and 2(d)(iii)] of the Employment Agreement.

2.	Vesting.

(a) General Vesting Terms. Provided that the Grantee remains employed by the Company or an Affiliate through May 25, 2029 (the “Vesting Date”) and meets all other applicable requirements set forth in these Terms and Conditions, the Grantee shall vest in a number of Restricted Stock Units with respect to the Target Award based on the LTI Performance as of the end of the performance period, except as set forth in Sections 2(b), 2(c) and 2(d) below. The performance period is the period beginning on April 1, 2026 and ending on March 31, 2029 (the “Performance Period”). Except as specifically provided below in this Section 2, no Restricted Stock Unites will vest for any reason prior to the Vesting Date, and in the event of a termination of the Grantee’s employment prior to the Vesting Date, the Grantee will forfeit to the Company all Restricted Stock Units that have not yet vested as of the termination date. Except as provided in Sections 2(b), 2(c) and 2(d) below, any Restricted Stock Units that have not vested at the end of the Performance Period will be immediately forfeited.

(b) Involuntary Termination.

(i) Except as provided in Sections 2(c) and 2(d) below, if the Grantee incurs an Involuntary Termination during the period beginning six months after the Grant Date and ending six months prior to the Vesting Date, then on the Vesting Date the Grantee will vest in a number of Restricted Stock Units with respect to the Pro-Rata Target Award (as defined below), based on the LTI Performance through the end of the Performance Period. For purposes of these Terms and Conditions, “Pro-Rata Target Award” shall mean a pro-rated portion of the Restricted Stock Units, which shall be determined by multiplying the number of Restricted Stock Units in the Target Award by a fraction, the numerator of which is the number of months that elapsed during the period beginning on the Grant Date and ending on the Grantee’s termination date (with a partial month counting as a whole month for this purpose), and the denominator of which is 36. Except as provided in Sections 2(c) and 2(d) below, if the Grantee incurs an Involuntary Termination during the six-month period following the Grant Date, the Grantee’s Restricted Stock Units will be forfeited.

(ii) Except as provided in Sections 2(c) and 2(d) below, if the Grantee incurs an Involuntary Termination during the six-month period immediately prior to the Vesting Date, the Grantee’s Restricted Stock Units will vest on the Vesting Date without proration, based on the LTI Performance through the end of the Performance Period.

(iii) For purposes of these Terms and Conditions, the term “Involuntary Termination” shall mean the Grantee’s separation from service from the Company and its Affiliates on account of a termination by the Company or an Affiliate without Cause (as defined below), other than on account of death or Disability, provided the Grantee signs and does not revoke a separation agreement containing a release and waiver of claims in favor of the Company and its Affiliates in a form provided by the Company or an Affiliate, as applicable (“Release”). A termination by the Grantee for Good Reason under the Employment Agreement shall be deemed to be an Involuntary Termination. Each of the terms “Cause” and “Good Reason” shall have the meaning ascribed to the term in the Employment Agreement.

(c) Death or Disability. In the event of the Grantee’s death or Disability while employed by the Company or an Affiliate prior to the Vesting Date, the Grantee’s Restricted Stock Units will automatically vest at the Target Award level (or, if a Change of Control has occurred, at the CoC Performance Level (as described in Section 6 of Schedule A)) on the date of the Grantee’s death or Disability, as applicable. If, following the Grantee’s termination of employment due to Involuntary Termination after the six month period following the Grant Date, the Grantee dies prior to the Vesting Date, the Grantee’s Restricted Stock Units will automatically vest at the Target Award level (or, if a Change of Control has occurred, at the CoC Performance Level) on the date of the Grantee’s death; provided that if the termination of employment was due to Involuntary Termination during the period beginning six months after the Grant Date and ending six months prior to the Vesting Date, the Grantee’s Restricted Stock Units will automatically vest at the Pro-Rata Target Award level (or, if a Change of Control has occurred, the Pro-Rata Target Award will vest at the CoC Performance Level) on the date of the Grantee’s death. For purposes of these Terms and Conditions, the term “Disability” shall mean a physical or mental impairment of sufficient severity that the Grantee is both eligible for and in receipt of benefits under the long-term disability program maintained by the Company or an Affiliate, as applicable, and that meets the requirements of a disability under section 409A of the Code, provided that the Grantee completes 30 days of active service with the Company or an Affiliate at any time after the Grant Date and prior to the Vesting Date. The date of Disability for purposes of these Terms and Conditions is the date on which the Grantee commences to receive such long-term disability benefits.

(d) Change of Control.

(i) If a Change of Control occurs prior to the Vesting Date, the Restricted Stock Units will vest at the CoC Performance Level on the Vesting Date, provided that, except as set forth in subsections (ii) and (iii) below, the Grantee remains employed by the Company or an Affiliate through the Vesting Date.

(ii) If, prior to the Vesting Date, a Change of Control occurs and the Grantee’s employment is terminated by the Company or an Affiliate without Cause, or the Grantee terminates employment for Good Reason, and the Grantee’s date of termination of employment (or in the event of the Grantee’s termination for Good Reason, the event giving rise to Good Reason) occurs during the period beginning on the date that is 90 days before the Change of Control and ending on the date that is one year following the Change of Control, the unvested Restricted Stock Units will automatically vest at the CoC Performance Level as of the Grantee’s date of termination of employment (or, if later, on the date of the Change of Control). If the Grantee’s employment terminates on account of an Involuntary Termination as described in Section 2(b) (other than an Involuntary Termination within six months following the Grant Date) more than 90 days before the Change of Control, and a Change of Control subsequently occurs prior to the Vesting Date, then on the date of the Change of Control, the Grantee will vest in a Pro-Rata Target Award based on performance at the CoC Performance Level on the date of the Change of Control; provided that if Section 2(b)(ii) applies, the Grantee will vest in the Restricted Stock Units at the CoC Performance Level and no pro-ration will apply.

(e) Cause. Notwithstanding anything in these Terms and Conditions to the contrary, in the event the Grantee’s employment is terminated by the Company or an Affiliate for Cause, all outstanding Restricted Stock Units held by the Grantee shall immediately terminate and be of no further force or effect.

(f) Other Termination. Except as provided in Sections 2(b), 2(c), and 2(d), in the event of a termination of employment, the Grantee will forfeit all unvested Restricted Stock Units. Except as provided in Section 2(b) or 2(c), no Restricted Stock Units will vest after the Grantee’s employment with the Company or an Affiliate has terminated for any reason.

3.	Restricted Stock Units Account.

The Company shall establish a bookkeeping account on its records for the Grantee and shall credit the Grantee’s Restricted Stock Units to the bookkeeping account.

4.	Dividend Equivalents.

Dividend equivalents shall accrue with respect to the Grantee’s Restricted Stock Units and shall be payable after vesting of the underlying Restricted Stock Units, as described below. Dividend equivalents shall be credited on the Restricted Stock Units as of the dividend record date with respect to shares of Common Stock from the Grant Date until the payment date for the Restricted Stock Units. The Company will keep records of dividend equivalents in a non-interest bearing bookkeeping account for the Grantee. No interest will be credited to any such account. Vested dividend equivalents shall be paid in cash within 90 days after the Vesting Date or, if earlier, on the payment date for the Restricted Stock Units under Section 5(b). Any dividend equivalents that accrue with respect to vested Restricted Stock Units during the period after the Vesting Date and before the date on which the Restricted Stock Units are paid as described in Section 5 shall be paid in cash upon the payment date for the applicable dividend on shares of Common Stock. If and to the extent that the underlying Restricted Stock Units are forfeited, all related dividend equivalents shall also be forfeited. For the avoidance of doubt, if the Grantee elects to defer payment of the Restricted Stock Units under a Company deferred compensation plan, the payment date for accrued dividend equivalents will be determined based on the terms of the applicable deferred compensation plan.

5.	Settlement of Restricted Stock Units.

(a) Except as otherwise provided in this Section 5, if the Restricted Stock Units vest in accordance with these Terms and Conditions, the Grantee shall be entitled to receive payment of the vested Restricted Stock Units within 90 days after the one-year anniversary of the Vesting Date (the one-year anniversary of the Vesting Date is referred to as the “Distribution Date”).

(b) The vested Restricted Stock Units shall be paid earlier than the Distribution Date in the following circumstances:

(i) If (A) the Restricted Stock Units vest in accordance with Section 2(c) (the Grantee’s death or Disability), or (B) the Grantee dies or incurs a Disability after the Vesting Date but before the Distribution Date, the vested Restricted Stock Units shall be paid within 90 days after the date of the Grantee’s death or Disability, as applicable.

(ii) If the Grantee’s employment terminates in accordance with Section 2(d)(ii) and a Change of Control subsequently occurs before the Distribution Date, the vested Restricted Stock Units shall be paid within 90 days after the date of the Change of Control.

(iii) If the Grantee’s employment terminates in accordance with Section 2(d)(ii) upon or after a Change of Control that occurs before the Distribution Date, the vested Restricted Stock Units shall be paid within 90 days after the Grantee’s separation from service with the Company and its Affiliates.

(iv) Notwithstanding subsections (ii) and (iii), if the Change of Control is not a “change in control event” under section 409A of the Code, and if required by section 409A of the Code, payment will not be made on the dates described in subsections (ii) and (iii) and, instead, will be made within 90 days after the Distribution Date. In addition, if required by section 409A of the Code, if the separation from service described in subsection (iii) does not occur within two years after a Change of Control that is a “change in control event” under section 409A of the Code, payment will instead be made within 90 days after the Distribution Date.

(c) On the applicable payment date, each vested Restricted Stock Unit credited to the Grantee’s account shall be settled in whole shares of Common Stock of the Company equal to the number of vested Restricted Stock Units, subject to (i) the limitation of subsection (d) below, (ii) compliance with the six-month delay described in Section 18 below, if applicable, (iii) the payment of any federal, state, local or foreign withholding taxes as described in Section 13 below, and (iv) the Grantee’s compliance with the Restrictive Covenants (as defined in Section 7(a) below). The obligation of the Company to distribute shares shall be subject to the rights of the Company as set forth in the Inducement Plan and to all applicable laws, rules, regulations, and such approvals by governmental agencies as may be deemed appropriate by the Committee, including as set forth in Section 16 below.

(d) For the avoidance of doubt, the Grantee will forfeit all Restricted Stock Units if the Grantee’s employment is terminated for Cause prior to the Distribution Date or other applicable payment date under this Section 5.

(e) Notwithstanding the foregoing, if the Grantee elects to defer payment of the Restricted Stock Units under the Company’s applicable deferred compensation plan, payment shall be made in the form and at the time specified under such plan.

6.	Certain Corporate Changes.

If any change is made to the Common Stock (whether by reason of merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination of shares, or exchange of shares or any other change in capital structure made without receipt of consideration), then unless such event or change results in the termination of all the Restricted Stock Units granted under these Terms and Conditions, the Committee shall adjust, as provided in the Inducement Plan, the number and class of shares underlying the Restricted Stock Units held by the Grantee, the maximum number of shares for which the Restricted Stock Units may vest, the share price or class of Common Stock for purposes of the applicable performance goals, in each case, as appropriate to reflect the effect of such event or change in the Company’s capital structure in such a way as to preserve the value of the Restricted Stock Units. Any adjustment that occurs under the terms of this Section 6 or the Inducement Plan will not change the timing or form of payment with respect to any Restricted Stock Units except in accordance with section 409A of the Code.

7.	Restrictive Covenants.

(a) The Grantee acknowledges and agrees that, in consideration for the grant of the Restricted Stock Units, the Grantee is subject to the non-competition, non-solicitation, confidentiality, inventions assignment, and non-disparagement provisions to the extent described in (including incorporated by reference into) Section 14 of the Employment Agreement, the Restrictive Covenants Agreement dated May 21, 2026 between the Grantee and the Company, the Company’s Code of Conduct and Ethics and employment policies, and any other written agreements between the Company and the Grantee (collectively, the “Restrictive Covenants”).

(b) The Grantee acknowledges and agrees that in the event the Grantee breaches any of the Restrictive Covenants or the Grantee’s employment is terminated by the Company or an Affiliate for Cause, including a determination by the Committee that the Grantee has engaged in any activity, at any time, that would be grounds for termination of the Grantee’s employment for Cause:

(i) The Committee may in its discretion determine that the Grantee shall forfeit the outstanding Restricted Stock Units (without regard to whether the Restricted Stock Units have vested, except as to the vested shares where forfeiture of vested shares is expressly prohibited by law), and the outstanding Restricted Stock Units shall immediately terminate, and

(ii) The Committee may in its discretion require the Grantee to return to the Company any shares of Common Stock received in settlement of the Restricted Stock Units; provided, that if the Grantee has disposed of any shares of Common Stock received upon settlement of the Restricted Stock Units, then the Committee may require the Grantee to pay to the Company, in cash, the Fair Market Value of such shares of Common Stock as of the date of disposition. The Committee shall exercise the right of recoupment provided in this subsection (b)(ii) within (x) 180 days after the Committee’s discovery of the Grantee’s breach of any of the Restrictive Covenants or (y) within 180 days after the later of (A) the Grantee’s termination of employment by the Company or an Affiliate for Cause, or (B) the Committee’s discovery of circumstances that, if known to the Committee, would have been grounds for termination for Cause; provided, however, that this right of recoupment shall not limit the Board’s recoupment authority under any applicable clawback or recoupment policy of the Company.

8.	No Stockholder Rights.

The Grantee has no voting rights and no other ownership rights and privileges of a stockholder with respect to the shares of Common Stock subject to the Restricted Stock Units, except as otherwise provided in Section 4.

9.	Retention Rights.

Neither the award of Restricted Stock Units, nor any other action taken with respect to the Restricted Stock Units, shall confer upon the Grantee any right to continue in the employment or service of the Company or an Affiliate or shall interfere in any way with the right of the Company or an Affiliate to terminate Grantee’s employment or service at any time.

10.	Cancellation or Amendment.

This award may be canceled or amended by the Committee, in whole or in part, in accordance with the applicable terms of the Inducement Plan.

11.	Notice.

Any notice to the Company provided for in these Terms and Conditions shall be addressed to it in care of the Corporate Secretary of the Company, 550 East Swedesford Road, Suite 350, Wayne, Pennsylvania 19087, and any notice to the Grantee shall be addressed to such Grantee at the current address shown on the payroll system of the Company or an Affiliate, as applicable, or to such other address as the Grantee may designate to the Company or an Affiliate, as applicable, in writing. Any notice provided for hereunder shall be delivered by hand, sent by telecopy or electronic mail, or enclosed in a properly sealed envelope addressed as stated above, registered and deposited, postage and registry fee prepaid in the United States mail, or other mail delivery service. Notice to the Company shall be deemed effective upon receipt. By receipt of these Terms and Conditions, the Grantee hereby consents to the delivery of information (including without limitation, information required to be delivered to the Grantee pursuant to the applicable securities laws) regarding the Company, the Inducement Plan, and the Restricted Stock Units via the Company’s electronic mail system or other electronic delivery system.

12.	Incorporation of Inducement Plan by Reference.

These Terms and Conditions are made pursuant to the terms of the Inducement Plan, the terms of which are incorporated herein by reference, and shall in all respects be interpreted in accordance therewith. The decisions of the Committee shall be conclusive upon any question arising hereunder. The Grantee’s receipt of the Restricted Stock Units awarded under these Terms and Conditions constitutes the Grantee’s acknowledgment that all decisions and determinations of the Committee with respect to the Inducement Plan, these Terms and Conditions, and/or the Restricted Stock Units shall be final and binding on the Grantee, the Grantee’s beneficiaries, and any other person having or claiming an interest in such Restricted Stock Units. The settlement of any award with respect to Restricted Stock Units is subject to the provisions of the Inducement Plan and to interpretations, regulations, and determinations concerning the Inducement Plan as established from time to time by the Committee in accordance with the provisions of the Inducement Plan. A copy of the Inducement Plan will be furnished to the Grantee upon request. Additional copies may be obtained from the Corporate Secretary of the Company, 550 East Swedesford Road, Suite 350, Wayne, Pennsylvania 19087.

13.	Income Taxes; Withholding Taxes.

The Grantee is solely responsible for the satisfaction of all taxes and penalties that may arise in connection with the Restricted Stock Units pursuant to these Terms and Conditions. At the time of taxation, the Company or any of its Affiliates employing the Grantee shall have the right to deduct from other compensation or from amounts payable with respect to the Restricted Stock Units, including by withholding shares of Common Stock to satisfy the federal (including FICA), state, local and foreign income and payroll tax withholding obligation on amounts payable in shares, in accordance with procedures authorized by the Committee and established by the Company.

14.	Governing Law.

Where permissible by applicable law, the validity, construction, interpretation, and effect of this instrument shall exclusively be governed by, and determined in accordance with, the applicable laws of the State of Delaware, excluding any conflicts or choice of law rule or principle.

15.	Advice to Consult Counsel.

The Company advises the Grantee to consult with an attorney before signing these Terms and Conditions. The Grantee represents and warrants that the Grantee has obtained independent legal advice from an attorney of the Grantee’s own choice with respect to these Terms and Conditions and the Restrictive Covenants or the Grantee has knowingly and voluntarily chosen not to do so.

16.	Grant Subject to Applicable Laws and Company Policies.

These Terms and Conditions shall be subject to any required approvals by any governmental or regulatory agencies. This award of Restricted Stock Units shall also be subject to any applicable clawback or recoupment policies, share trading policies, and other policies of the Company from time to time in accordance with applicable law. Notwithstanding anything in these Terms and Conditions to the contrary, the Inducement Plan, these Terms and Conditions, and the Restricted Stock Units awarded hereunder shall be subject to all applicable laws, including any laws, regulations, restrictions, or governmental guidance that becomes applicable in the event of the Company’s participation in any governmental programs, and the Committee reserves the right to modify these Terms and Conditions and the Restricted Stock Units as necessary to conform to any restrictions imposed by any such laws, regulations, restrictions, or governmental guidance or to conform to any applicable clawback or recoupment policies, share trading policies, and other policies of the Company. As a condition of participating in the Inducement Plan, and by the Grantee’s acceptance of the Restricted Stock Units, the Grantee is deemed to have agreed to any such modifications that may be imposed by the Committee, and agrees to sign such waivers or acknowledgments as the Committee may deem necessary or appropriate with respect to such modifications.

17.	Assignment.

These Terms and Conditions shall bind and inure to the benefit of the successors and assignees of the Company. The Grantee may not sell, assign, transfer, pledge, or otherwise dispose of the Restricted Stock Units, except to a Successor Grantee in the event of the Grantee’s death.

18.	Section 409A.

This award of Restricted Stock Units is intended to be exempt from or comply with the applicable requirements of section 409A of the Code and shall be administered in accordance with section 409A of the Code. Notwithstanding anything in these Terms and Conditions to the contrary, if the Restricted Stock Units constitute “deferred compensation” under section 409A of the Code and the Restricted Stock Units become vested and settled upon the Grantee’s termination of employment, payment with respect to the Restricted Stock Units shall be delayed for a period of six months after the Grantee’s termination of employment if the Grantee is a “specified employee” as defined under section 409A of the Code (as determined by the Committee) and if required pursuant to section 409A of the Code. If payment is delayed, the shares of Common Stock of the Company shall be distributed within 30 days of the date that is the six-month anniversary of the Grantee’s termination of employment. If the Grantee dies during the six-month delay, the shares shall be distributed in accordance with the Grantee’s will or under the applicable laws of descent and distribution. Notwithstanding any provision to the contrary herein, payments made with respect to this award of Restricted Stock Units may only be made in a manner and upon an event permitted by section 409A of the Code, and all payments to be made upon a termination of employment hereunder may only be made upon a “separation from service” as defined under section 409A of the Code, if required pursuant to section 409A of the Code. To the extent that any provision of these Terms and Conditions would cause a conflict with the requirements of section 409A of the Code, or would cause the administration of the Restricted Stock Units to fail to satisfy the requirements of section 409A of the Code, such provision shall be deemed null and void to the extent permitted by applicable law. In no event shall the Grantee, directly or indirectly, designate the calendar year of payment. If the Restricted Stock Units constitute “deferred compensation” under section 409A of the Code and payment is subject to the execution of a Release, and if payment with respect to the Restricted Stock Units that is subject to the execution of the Release could be made in more than one taxable year, payment shall be made in the later taxable year.

IN WITNESS WHEREOF, the Company has caused its duly authorized officer to execute and attest this instrument, and the Grantee has placed the Grantee’s signature hereon, effective as of the Grant Date set forth above.

RADIAN GROUP INC.

By:
Name: Mary Dickerson
Title: Senior Executive Vice President,
Chief People and Operating Officer

By electronically acknowledging and accepting this award of Restricted Stock Units following the date of the Company’s electronic notification to the Grantee, the Grantee (a) acknowledges receipt of the Inducement Plan incorporated herein, (b) acknowledges that the Grantee has read the Award Summary delivered in connection with this grant of Restricted Stock Units and these Terms and Conditions and understands the terms and conditions of them, (c) accepts the award of the Restricted Stock Units described in these Terms and Conditions, (d) agrees to be bound by the terms of the Inducement Plan and these Terms and Conditions, and (e) agrees that all decisions and determinations of the Committee with respect to the Restricted Stock Units shall be final and binding.

Schedule A

LTI Performance

Except as set forth in Section 6 below, vesting of the Restricted Stock Units will be based on the following performance results: (i) the Company’s cumulative growth in LTI Book Value per Share (as defined below) and (ii) the Company’s Relative TSR Performance (as defined below), in each case over the Performance Period beginning on April 1, 2026 and ending on March 31, 2029.

1. LTI Book Value per Share.

(a) The BV Payout Percentage will be determined based on how the Company’s cumulative growth in LTI Book Value per Share (as defined below) compares to the following reference points over the Performance Period:

Cumulative Growth in LTI Book Value per Share	BV Payout Percentage(1) (Percentage of Target Award)
Maximum (≥50%)	200%
Target (35%)	100%
Threshold (≤20%)	0%

(1)	If the Company’s cumulative growth in LTI Book Value per Share falls between two referenced percentages, the BV Payout Percentage will be interpolated.

Cumulative growth in LTI Book Value per Share will be calculated by dividing the LTI Book Value per Share on the last day of the Performance Period (or the projected LTI Book Value per Share in the case of a Change of Control, as described below), by the LTI Book Value per Share on the first day of the Performance Period, expressed as a percentage, minus 100%. LTI Book Value per share shall be measured to the second decimal point. The LTI Book Value per Share at the beginning of the Performance Period (i.e., April 1, 2026) was $[X]. The resulting BV Payout Percentage (including any interpolated result) shall be rounded to the nearest whole percentage using traditional rounding principles (i.e., fractions of 0.50% and above shall be rounded up and fractions below 0.50% shall be rounded down). If the Company’s cumulative growth in LTI Book Value per Share is less than or equal to 20%, the BV Payout Percentage will be zero.

(b) The Company’s “LTI Book Value per Share” is defined as: (i) Book Value adjusted to exclude (A) Accumulated Other Comprehensive Income and (B) the impact, if any, during the Performance Period (or through the end of the fiscal quarter immediately preceding the fiscal quarter in which the Change of Control occurs or the date of the Change of Control if the Change of Control occurs on the last day of a fiscal quarter, if applicable) from declared dividends on common shares and dividend equivalents on outstanding equity awards, divided by (ii) the basic shares of Common Stock of the Company outstanding as of the applicable measurement date. The LTI Book Value per Share shall be derived from the Company’s financial statements, prepared in accordance with GAAP, and the adjustments described above.

2. Calculation of TSR. At the end of the Performance Period, the cumulative three-year TSR for the Company over the Performance Period (the “Company Absolute TSR”) and for each company in the TSR Comparator Group (as defined below) over the Performance Period shall be calculated by dividing the Closing Average Share Value (as defined below) by the Opening Average Share Value (as defined below). The companies in the TSR Comparator Group will be determined on the first day of the Performance Period for purposes of the TSR calculation and will be changed only in accordance with subsection (d) below. No company shall be added to the TSR Comparator Group during the Performance Period for purposes of the TSR calculation.

(a) The term “Closing Average Share Value” means the average value of the common stock, including Accumulated Shares, for the 20 trading days ending on the last day of the Performance Period (i.e., the 20 trading days ending on and including March 31, 2029), which shall be calculated as follows: (i) determine the closing price of the common stock on each trading date during the 20-day period, (ii) multiply each closing price by the Accumulated Shares as of that trading date, and (iii) average the amounts so determined for the 20-day period.

(b) The term “Opening Average Share Value” means the average value of the common stock, including Accumulated Shares, for the 20 trading days ending on the day immediately prior to the first day of the Performance Period (i.e., the 20 trading days ending immediately prior to April 1, 2026), which shall be calculated as follows: (i) determine the closing price of the common stock on each trading day during the 20-day period, (ii) multiply each closing price by the Accumulated Shares as of that trading date, and (ii) average the amounts so determined for the 20-day period. The Opening Average Share Value is $[X].

(c) The term “Accumulated Shares” means, for a given trading day, the sum of (i) one share and (ii) a cumulative number of shares of the company’s common stock purchased with dividends declared on a company’s common stock, assuming same day reinvestment of the dividends in the common stock of a company at the closing price on the ex-dividend date. The calculations under this Schedule A shall include ex-dividend dates between and including March 4, 2026 and the trading day.

(d) The term “TSR Comparator Group” means the companies in the S&P SmallCap 600 Financials index as of April 1, 2026 and will be subject to change as follows:

(i) In the event of a merger, acquisition or business combination transaction of a company in the TSR Comparator Group in which the company in the TSR Comparator Group is the surviving entity and remains publicly traded, the surviving entity shall remain a company in the TSR Comparator Group. Any entity involved in the transaction that is not the surviving company shall no longer be a company in the TSR Comparator Group.

(ii) In the event of a merger, acquisition or business combination transaction of a company in the TSR Comparator Group, a “going private” transaction or other event involving a company in the TSR Comparator Group or the liquidation of a company in the TSR Comparator Group, in each case where the company in the TSR Comparator Group is not the surviving entity or is no longer publicly traded, the company shall no longer be a company in the TSR Comparator Group.

(iii) Notwithstanding the foregoing, in the event of a bankruptcy of a company in the TSR Comparator Group where the company in the TSR Comparator Group is not publicly traded at the end of the Performance Period, such company shall remain a company in the TSR Comparator Group but shall be deemed to have a TSR of negative 100% (-100%).

3. Relative TSR Modifier. The results of the BV Payout Percentage, as described in Section 1 above, shall be modified by a Relative TSR Modifier (as defined below) to determine the actual number of Restricted Stock Units that vest. If the Relative TSR Modifier is zero, the Final Payout Percentage (as defined below) will be the BV Payout Percentage determined under Section 1 above.

(a) “Relative TSR Modifier” shall be determined based on the percentile ranking of the Company Absolute TSR as compared to the TSR for each company in the TSR Comparator Group over the Performance Period (the “Relative TSR Performance”), calculated as shown in the following table:

Relative TSR Performance(1)	Relative TSR Modifier(2)
≥ 90th percentile	+25%
25th – 74th percentile	No modifier
≤ 10th percentile	-25%

(1)	The Relative TSR Performance percentile shall be measured to the second decimal point.
(2)

Straight-line interpolation will apply to performance levels between the performance levels shown in the table. The resulting Relative TSR Modifier (including any interpolated result) shall be rounded to the nearest whole percentage using traditional rounding principles (i.e., fractions of 0.50% and above shall be rounded up and fractions below 0.50% shall be rounded down).

(b) The Relative TSR Modifier shall be applied to increase or decrease the BV Payout Percentage by the applicable percentage (positive or negative) shown above, or it may have no effect on the BV Payout Percentage as shown in the table above.

(c) Notwithstanding the foregoing, if the Company Absolute TSR for the Performance Period is negative, the Relative TSR Modifier will not exceed the “no modifier” level.

4. Final Payout Percentage. The actual number of Restricted Stock Units that vest with respect to the Performance Period (“Final Payout Percentage”) shall be determined by multiplying the Target Award by the BV Payout Percentage after adjustment by the Relative TSR Modifier and, if applicable, the Company Absolute TSR cap described in Section 3(c) above. In no event shall the maximum number of Restricted Stock Units that may be payable pursuant to these Terms and Conditions exceed 200% of the Target Award.

5. General Vesting Terms. Any fractional Restricted Stock Unit resulting from the vesting of the Restricted Stock Units in accordance with these Terms and Conditions shall be rounded down to the nearest whole number. Any portion of the Restricted Stock Units that does not vest as of the end of the Performance Period shall be forfeited as of the end of the Performance Period.

6. Change of Control Vesting. If a Change of Control occurs prior to the end of the Performance Period, the Committee will calculate the “CoC Performance Level,” based on (a) the Company’s projected LTI Book Value per Share through the end of the Performance Period, projected as of the end of the fiscal quarter immediately preceding the fiscal quarter in which the Change of Control occurs or the date of the Change of Control if the Change of Control occurs on the last day of a fiscal quarter, (b) the Relative TSR Modifier determined using a Closing Average Share Value calculated as if the Performance Period ended as of the end of the fiscal quarter immediately preceding the fiscal quarter in which the Change of Control occurs or the date of the Change of Control if the Change of Control occurs on the last day of a fiscal quarter, and (c) the Company Absolute TSR determined using a Closing Average Share Value calculated as if the Performance Period ended as of the end of the fiscal quarter immediately preceding the fiscal quarter in which the Change of Control occurs or the date of the Change of Control if the Change of Control occurs on the last day of a fiscal quarter, in each case as determined in the sole discretion of the Committee. If a Change of Control occurs after the end of the Performance Period and before the Vesting Date, the CoC Performance Level will be calculated based on LTI Performance through the end of the Performance Period. Any Restricted Stock Units that do not vest at the CoC Performance Level shall be forfeited as of the date of the Change of Control.